[Letterhead of Bluefly, Inc.]

May 24, 2010

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Scott Anderegg

Re:	Bluefly, Inc. Registration Statement on Form S-3 SEC File No. 333-165387

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 10:00 a.m., New York City time, on May 25, 2010 or as soon thereafter as practicable. In addition, the undersigned hereby withdraws the acceleration request submitted on May 21, 2010 with respect to the Registration Statement. Thank you very much for your consideration of this request.

Bluefly, Inc. (the “Company”) hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kara B. Jenny
Kara B. Jenny
Chief Financial Officer (Principal Accounting Officer)

cc:           Richard Goldberg, Esq.